January 7, 2010

Ms. Jaime John

Staff Accountant
Division of Corporate Finance, Mail Stop 4561
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. John:

Re: CounterPath Corporation- File No. 000-50346-Letter dated December 31, 2009

This is in continuation to the conversation that our legal counsel Mr. Virgil Hlus had with you on the 6th of January, 2010.

Our office was closed for the Holidays and we opened on the 4th of January hence we request an additional week to respond to your queries. We will send our response by Monday the 18th of January, 2010.

Please feel free to contact me at 604.628.9364 if you need any further information.

Sincerely,

/s/ David Karp

David Karp
(C.F.O)